UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Central GoldTrust

(Name of Subject Company)

Central GoldTrust

 (Name of Persons Filing Statement)

Units

(Title of Class of Securities)

153546106

(CUSIP Number of Class of Securities)

J.C. Stefan Spicer
Central GoldTrust
55 Broad Leaf Crescent

Ancaster, ON L9G 3P2

Canada

(905) 304-4653

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark Mahoney Dentons Canada LLP 77 King Street West Suite 400 Toronto, ON M5K 0A1 Canada (416) 862-3462	Norman Findlay Bennett Jones LLP One First Canadian Place Suite 3400 Toronto, ON M5X 1A4 Canada (416) 777-6077	Christopher J. Barry Jonathan A. Van Horn Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 USA (206) 903-8800

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

CENTRAL GOLDTRUST UNITHOLDERS OVERWHELMINGLY REJECT POLAR’S

SELF-SERVING PROPOSALS AND ELECT ALL OF CENTRAL GOLDTRUST’S

NOMINEES TO THE BOARD

May 1, 2015

Central GoldTrust (“GoldTrust” or the “Trust”) (symbol: TSX — GTU.UN (C$) and GTU.U (US$); NYSE MKT — GTU (US$)) today announced results from its annual and special meeting of Unitholders (the “Meeting”), held earlier today in Toronto. GoldTrust Unitholders voted to reject the proposed amendments to GoldTrust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) to include a new physical bullion redemption feature and to amend the Trust’s existing cash redemption feature made by Polar Securities Inc. on behalf of its Cayman Islands based hedge fund, North Pole Capital Master Fund (together, “Polar”). Unitholders also voted today to elect ALL of GoldTrust’s Trustee nominees to the Board. None of the Trustee nominees put forward by Polar were elected at the Meeting.

•                        A total of 9,940,544 Units, or 51.51% of GoldTrust’s Units that were eligible to be voted at the Meeting, were voted.

•                        Polar’s proposals to amend the Declaration of Trust to include a new physical bullion redemption feature and to amend the Trust’s existing cash redemption feature were rejected by Unitholders with over 68% of votes cast recommending against such proposals.

•                        Unitholders elected ALL of the Trust’s nominees to the Board and did not elect any of Polar’s nominees.

“We thank the Trust’s Unitholders for their consideration and for their support during this difficult process,” said Bruce Heagle, Chair of the Special Committee of Independent Trustees. “Your Trustees strongly believe that Polar’s proposals were self-serving and not in the best interests of all Unitholders. We are pleased that GoldTrust Unitholders voted overwhelmingly to reject the Polar proposals and to elect all of GoldTrust’s nominees to the Board. Your Trustees will continue to act in the best interests of the Trust and ALL of its Unitholders.”

Matter	Votes For	% For	Votes Against	% Against
Polar redemption proposal	3,151,694	31.99%	6,700,369	68.01%
Ratification of the Trust’s Advance Notice Rule	8,981,443	91.16%	870,620	8.84%

GoldTrust Nominee	Votes For	Votes Withheld
Brian E. Felske	5,455,293	155,925
Glenn C. Fox	5,454,912	155,302
Bruce D. Heagle	5,484,392	127,176
Ian M.T. McAvity	5,454,389	155,825
Michael A. Parente	5,453,026	157,992
Jason A. Schwandt	5,482,812	129,109
J.C. Stefan Spicer	5,450,260	162,465

Potential Sprott Offer

As noted in GoldTrust’s press release on April 23, 2015, Sprott Asset Management LP has announced its intention, together with Sprott Physical Gold Trust, to make an unsolicited offer to acquire all of the outstanding Units of the Trust. No offer has yet been received and Unitholders are advised to do nothing until an offer is actually made and the Trust’s Independent Trustees have made their formal recommendation to Unitholders.

Bennett Jones LLP is acting as legal counsel to the Special Committee of the Independent Trustees of GoldTrust, CIBC World Markets Inc. is acting as financial advisor, and D.F. King has been retained as proxy solicitation agent to GoldTrust.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and it does not speculate in gold prices. At April 30, 2015, the Units were 99.1% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The exchange offer for the outstanding Units of GoldTrust described herein has not yet commenced.  If and when an exchange offer by Sprott Asset Management LP, together with Sprott Physical Gold Trust, and/or their affiliates is commenced, GoldTrust intends to file a directors’ circular with the Canadian securities regulatory authorities and a solicitation/recommendation statement (which will contain the directors’ circular) with the Securities and Exchange Commission (“SEC”) with respect to such exchange offer.  Unitholders are urged to read the directors’ circular and the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information.  The directors’ circular and other filings made by GoldTrust with the Canadian securities regulatory authorities may be obtained (when available) without charge at http://www.sedar.com and at the investor relations section of GoldTrust’s website at http://www.gold-trust.com/news.htm.  The solicitation/recommendation statement and other SEC filings made by GoldTrust may be obtained (when available) without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of GoldTrust’s website at http://www.gold-trust.com/news.htm.